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                           January 30, 2023

       David YL Leung
       Chief Executive Officer
       Euro Tech Holdings Company Limited
       Unit D, 18/F
       Gee Chang Hong Centre
       65 Wong Chuk Hang Road
       Hong Kong

                                                        Re: Euro Tech Holdings
Company Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended December 31, 2021
                                                            Filed September 23,
2022
                                                            Response filed
December 23, 2022
                                                            File No. 000-22113

       Dear David YL Leung:

               We have reviewed your December 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2022 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

       General

   1. We have reviewed your responses to comments 5 and 6. Please file an amendment to your Form 20-F, which
incorporates the revisions you agreed to make in response to these comments.
 David YL Leung
Euro Tech Holdings Company Limited
January 30, 2023
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyana Peyser at (202) 551-3222 with any other questions.



FirstName LastNameDavid YL Leung                          Sincerely,
Comapany NameEuro Tech Holdings Company Limited
                                                          Division of
Corporation Finance
January 30, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName